Carlos C. Clark 617.570.1061 ccclark@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
April 30, 2009
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel F. Duchovny

Re:	EPIX Pharmaceuticals, Inc. Schedule TO-I filed April 7, 2009 SEC File No. 005-52847

Ladies and Gentlemen:
This letter is being furnished on behalf of EPIX Pharmaceuticals, Inc. (the “Company”) in response to comments in the letter dated April 24, 2009 (the “Letter”) from Daniel F. Duchovny of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule TO-I/A that was filed with the Commission on April 21, 2009.
The response set forth below has been organized in the same manner in which the Commission’s comment was organized in the Letter. A copy of this letter is being sent under separate cover to Daniel F. Duchovny of the Commission.
Schedule TO
1.	Without necessarily agreeing with your analysis, we will not reissue comment 3 as it concerned the agreement with holders of 83% of the securities for those holders to tender and not withdraw their securities. However, we continue to believe that the agreement of security holders not to withdraw their securities does not appear to comply with the provisions of Section 29 of the Exchange Act.

RESPONSE: The Company supplementally advises the Staff that the Company and the noteholders party to the Restructuring Support Agreement (the “Noteholders”) formally amended the Restructuring Support Agreement to remove the requirement that the

Noteholders not withdraw any tendered Notes. Pursuant to the Company’s prior response, the Company advises the Staff that it did not believe this requirement was effective against the Noteholders independent of such amendment.
If you require any additional information, please telephone the undersigned at (617) 570-1061.
Sincerely,
/s/ Carlos Clark, Esq.
Carlos Clark, Esq.

cc:	Elkan Gamzu, Ph.D., EPIX Pharmaceuticals, Inc. Kim Cobleigh Drapkin, EPIX Pharmaceuticals, Inc. Edward A King, Esq., Goodwin Procter LLP

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